PlayAGS, Inc.
6775 S. Edmond St., Suite #300
Las Vegas, Nevada 89118

September 28, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Cannarella, Staff Accountant
Karl Hiller, Branch Chief

Re: PlayAGS, Inc.
Form 10-K for the Fiscal Year ended December 31, 2021
Filed March 10, 2022
File No. 001-38357

Mr. Cannarella and Mr. Hiller,

This letter sets forth the responses for PlayAGS, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated September 15, 2022 regarding the Staff’s review of the Company’s Form 10-K for the Fiscal Year ended December 31, 2021 (the “Comment Letter”). For your convenience, we have set forth below the Staff’s comments in the order presented in the Comment Letter followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year ended December 31, 2021

General

1. The concerns raised in the following comments also apply to the corresponding disclosures in your subsequent interim reports. Please address the need for revisions in amendments to both the annual and subsequent interim reports to conform with the accounting and disclosure requirements cited below.

The Company respectfully acknowledges the Staff’s comment. The Company has concluded that the proposed disclosure modifications described below in response to the Staff’s following comments are immaterial, as they do not contain additional quantitative information or changes in the Company’s probability assessment of each matter. The Company has also concluded that its Annual Report on Form 10-K for the Fiscal Year ended December 31, 2021 and its two subsequent interim reports are correct and clear in all material respects. As a result, the Company will revise its future filings in response to the Staff’s comments as discussed in further detail below and does not believe that amendments to its existing filings are necessary.

Financial Statements

Note 12 - Commitments and Contingencies, page 97

2. We note that you have not accrued interest, state and local rental taxes that are payable to the state of Alabama, as determined by the Alabama Department of Revenue (ADOR) and communicated to you in January 2021, based on an audit covering the period from May 2016 through August 2019; and that you have similarly not accrued interest, state and local rental taxes that may be payable for subsequent periods.

You explain that you have not a accrued a liability because you "do not believe this loss is probable of payment" and you plan to dispute the matter. However, under FASB ASC 450-20-25-2, you must recognize a loss when information available before the financial statements are issued indicates that it is probable that a liability has been incurred and the amount can be reasonably estimated, notwithstanding intent or ability to pay the liability.

The Company respectfully acknowledges the Staff’s comment in the above paragraph. In response to this comment, the Company intends to revise the applicable footnote of the Company’s financial statements in future filings to clarify that as of the date of filing it is not probable a liability has been incurred, consistent with FASB ASC 450-20-25-2, rather than the loss is not probable of payment, as illustrated in Annex A attached to this letter.

Tell us how you assessed the information that was available in deciding that no accounting would be performed based on the audit results, including descriptions of any instances in which you have previously been relieved of similar audit findings, and of any other information obtained, or actions taken to reverse, overturn, or invalidate these particular audit results prior to your issuance of the financial statements.

The Company respectfully acknowledges the Staff’s comment in the above paragraph. The Company informs the Staff that the Company’s decision that no accounting would be performed was based on the Company’s prior relief of similar audit findings in the state of Oklahoma, the statutory interpretation of powers recognized for the Native American tribes in Alabama under the Indian Gaming Regulatory Act, which preempt the application of rental tax to these transactions with a Native American tribe, as well as advice of the Company’s external counsel on gaming matters. When taken together, the Company concluded, and continues to conclude, not to perform any accounting (i.e., not to accrue) on the interest, state and local rental taxes claimed to be payable to the state of Alabama. There was no other information obtained, or actions taken to reverse, overturn, or invalidate these particular audit results prior to the issuance of the financial statements.

Given the uncertainties apparent in your disclosures on pages 18 and 24, referring to the legal and regulatory concerns pertaining to your Native American tribal agreements, stating these "could result in a significant and immediate material adverse effect" on your results of operations, also referring to your assessments of the likelihood of favorable or unfavorable outcomes of examinations by tax authorities, stating that resolution "could materially and adversely affect" your financial condition and results of operations, further disclosure about the interest, state and local rental taxes should be provided to comply with FASB ASC 450-20-50-4 and FASB ASC 275-10-50-8, 9 and 12.

The Company respectfully acknowledges the Staff’s comment in the above paragraph. Other than the information already disclosed about interest, state and local rental taxes claimed to be payable to the state of Alabama, the Company does not have any additional undisclosed material information regarding interest, state and local rental taxes in respect of its Native American tribal agreements.

For example, based on the circumstances that you have described, such disclosures may include (i) an estimate of possible loss or range of loss, (ii) an indication that it is at least reasonably possible that a change in the estimate will occur in the near term, and (iii) an explanation that it is at least reasonably possible that future events confirming the fact of the loss or the change in the estimated amount of the loss will occur in the near term.

The Company respectfully acknowledges the Staff’s comment in the above paragraph. In response to this comment, the Company intends to revise the applicable footnote of the Company’s financial statements in future filings as illustrated in Annex A attached to this letter.

Please submit the revisions that you propose to address the concerns outlined above, including quantification of the interest, state and local rental taxes that are payable to the state of Alabama in total and for each period subsequent to those covered by the ADOR audit, based on the rationale underlying the audit assessment, and a description of your efforts to reverse, overturn, or invalidate the audit results.

The Company respectfully acknowledges the Staff’s comment in the above paragraph. The Company respectfully advises the Staff that the Company does not internally prepare quantifications of the interest, state and local rental taxes that ADOR may later claim is owed by the Company for periods subsequent to those covered by the ADOR audit. Preparing this information would require the Company to make a series of assumptions regarding ADOR’s audit priorities and methods for calculating rental taxes (and related interest) during such subsequent periods as well as the likelihood of ADOR actually collecting taxes, and would therefore result in the computation of an imprecise estimate that is not used internally by the Company and which, due to the assumptions inherent in such computations, may be confusing and misleading for investors.

3. We note that you identify several class action lawsuits filed during 2020 alleging that you and other defendants made materially false and misleading statements concerning, the company’s growth, financial performance, financial outlook, accounting for goodwill and intangible assets, and the adequacy of your internal controls over financial reporting; while indicating that you are unable to provide any assurance of the outcome.

Please clarify whether the allegations are limited to the statements that you and the other defendants have made, or whether these also encompass or are focused upon statements that were not made in a timely manner, i.e. the omission of, or failure to disclose, material information about the company’s growth and financial performance.

The Company respectfully acknowledges the Staff’s comment in the above paragraph. In response to this comment, the Company intends to revise the applicable footnote to its financial statements in future filings as illustrated in Annex B attached to this letter to more clearly describe the claims in the allegations.

Please modify your disclosures as necessary to more clearly describe the scope and nature of the allegations to comply with FASB ASC 450-20-50-3 and 4(a), and to provide an estimate of the possible loss or range of possible loss, or to include a statement that such an estimate cannot be made, if true, to comply with FASB ASC 450-20-50-4(b).

The Company respectfully acknowledges the Staff’s comment in the above paragraph. In response to this comment, the Company intends to revise the applicable footnote to its financial statements in future filings as illustrated in Annex B attached to this letter to more clearly describe the scope and nature of the allegations.

If such an estimate cannot be made, clarify the extent to which any of the counterparties have quantified damages being sought and specify any such amounts of which you are aware. Please also address the guidance in FASB ASC 275-10-50-6 through 15.

Additionally, in response to the Staff’s requests (a) to provide an estimate of the possible loss or range of possible loss, or to include a statement that such an estimate cannot be made and (b) to clarify, if such an estimate cannot be made, the extent to which any of the counterparties have quantified damages being sought and specify any such amounts of which we are aware, the Company advises the Staff that the second amended complaint does not attempt to quantify the alleged damages. As a result, starting with the Quarterly Report on Form 10-Q for the Fiscal Quarter ended March 31, 2022, the Company disclosed that “[a]t this time, we are unable to estimate the probability or the amount of liability, if any, related to this matter.” In line with this disclosure, the Company continues to conclude that liability for the allegations in the second amended complaint is not probable, and the amount of loss or range of possible loss in the action, if any, is not reasonably estimable.

If you have any questions regarding the responses contained in this letter, please do not hesitate to contact the undersigned at kakiona@playags.com or at (702) 724-1107.

Sincerely,

/s/ Kimo Akiona
Kimo Akiona
Chief Financial Officer

cc:	Vic Gallo, General Counsel
PlayAGS, Inc.

Brian M. Janson
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Christodoulos Kaoutzanis Paul, Weiss, Rifkind, Wharton & Garrison LLP

Annex A

In January 2021, we obtained the results of an audit conducted by the Alabama Department of Revenue (“ADOR”), in which the ADOR assessed $3.3 million including interest in unpaid state and local rental taxes. The audit period covered from  May 2016 through  August 2019. The ADOR claims that our participation revenue and licensing fees with a Native American tribe entity in the state of Alabama constitute a lease rental payment and are deemed taxable in nature. They claim that because such gross rental receipts are generally imposed on the lessor, such receipts should be taxable even in situations involving Native American tribe lessees. We believe that we were not required to collect and remit Alabama state lease/rental tax on our leases of EGMs in the state as those leases are on federally designated Indian reservation land and because federal Indian trading laws and Indian gaming laws, as well as the U.S. Constitution, preempt application of the rental tax to these transactions with the Native American tribe. As of June 30, 2022, we have not accrued the amount noted above or any additional amounts of rental tax in Alabama relating to subsequent periods as we do not believe that it is probable that a liability has been incurred ~~this loss is probable of payment~~. We plan to dispute the audit findings in the state of Alabama and in accordance with applicable state and local tax procedures and ADOR rules. Though it is reasonably possible that a liability will be incurred, at this time, we are unable to estimate the amount of liability, if any, related to this matter. While it is not probable that a liability has been incurred, the final determination of the audit finding, including changes in the application of the aforementioned laws, may require us to accrue the amount noted above or any additional amounts of rental tax in Alabama relating to subsequent periods. There can be no assurance that any final determination of this audit findings will not be materially different from the treatment reflected in our historical accruals, which could materially and adversely affect our financial condition and results of operations.

Annex B

On October 28, 2020, the Court consolidated these three related putative class actions into In re PlayAGS, Inc. Securities Litigation and appointed OPPRS as lead plaintiff.  On January 11, 2021, the lead plaintiff filed an Amended Complaint in the consolidated action against the same set of defendants, again asserting claims (i) under Sections 10(b) and 20(a) of the Exchange Act, with an even larger putative class period (May 3, 2018 through March 4, 2020), and (ii) under Sections 11, 12(a)(2) and 15 of the Securities Act on behalf of the same putative class as in OPPRS’s previous complaint. The Amended Complaint alleges that statements the defendants made ~~materially false and misleading statements during the class period concerning~~about, among other things, the Company’s growth, financial performance, and forward-looking financial outlook~~, particularly with respect to~~ were materially false or misleading because the Company omitted to state that, according to plaintiffs, its market strength was declining, its growth strategies were unsustainable, and it was experiencing challenges in the Oklahoma market~~, resulting in injury to~~. Plaintiffs claim that the purported class ~~members~~was injured when the common stock price declined after the alleged “truth” was revealed following release of the Company’s financial reports on August 7, 2019, November 7, 2019, and March 4, 2020. Plaintiffs also assert that the Company violated Regulation S-K Items 303 and 105 by failing to disclose these same alleged negative trends and significant risks in the registration materials for the Company’s secondary offerings. Unlike the previous complaints, the Amended Complaint does not allege false or misleading statements concerning the Company’s accounting for the iGaming reporting unit or the adequacy of the Company’s internal controls over financial reporting.

On February 23, 2021 the Court granted the lead plaintiff’s unopposed motion to file a Second Amended Complaint.  The Second Amended Complaint was filed on March 25, 2021 and asserts substantially the same claims as the Amended Complaint but extends the beginning of the putative class period back to January 26, 2018.  The defendants filed motions to dismiss the second amended complaint on May 24, 2021; the lead plaintiff filed its opposition papers on July 23, 2021, and the defendants filed their replies on September 13, 2021.  The motions to dismiss are now fully briefed and await the Court's decision; no oral argument has yet been scheduled.  The defendants believe the claims are without merit, and intend to defend vigorously against them, but there can be no assurances as to the outcome.

On March 18, 2022, a shareholder derivative lawsuit was filed in the United States District Court for the District of Nevada by putative stockholder Manjan Chowdhury, allegedly on behalf of the Company, that piggy-backs on the consolidated securities class action referenced above and currently pending before the same Court.  The derivative complaint names David Lopez, Kimo Akiona, and members of the Board as defendants, and generally alleges that they breached their fiduciary duties by causing or failing to prevent the same allegedly false and misleading statements asserted in the securities class action. The derivative complaint also alleges claims for contribution against Mr. Lopez and Mr. Akiona under Sections 10(b) and 21D of the Exchange Act.  On June 9, 2022, the court stayed the derivative action, pursuant to a stipulation between the parties, pending resolution of the motion to dismiss the consolidated securities class action. The Company and the individual defendants believe the claims in the shareholder derivative action are without merit and intend to defend vigorously against them, but there can be no assurances as to the outcome.

At this time, we are unable to estimate the probability or the amount of liability, if any, related to this matter.